Exhibit 99.2

SOLARBANK CORPORATION

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

For the three and six months ended December 31, 2024 and 2023

SOLARBANK CORPORATION

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

	Notes	December 31, 2024	June 30, 2024
Assets
Current assets:
Cash		$13,762,703	$5,270,405
Short-term investments	4	1,016,097	920,000
Trade and other receivables	5	9,623,459	1,115,217
Unbilled revenue	8	290,268	666,748
Prepaid expenses and deposits	6	1,384,046	3,126,829
Inventory	9	7,556,893	6,530,650
		33,633,466	17,629,849
Non-current assets:
Property, plant and equipment	7	38,436,225	3,454,923
Right-of-use assets	13	7,757,317	1,085,128
Development assets	10	31,052,386	8,909,371
Derivative assets	19(a)	693,423	152,990
Tax equity assets	17	375,075	401,373
Goodwill	27	37,586,213	438,757
Intangible assets	15	35,046,003	2,001,447
Investment	18	-	5,152,023
Other assets	6	764,490	-
		151,711,132	21,596,012
Total assets		$185,344,598	$39,225,861
Liabilities and Shareholders’ equity
Current liabilities:
Trade and other payables	11	$19,510,980	$4,690,261
Unearned revenue	12	2,785,755	4,600,491
Current portion of long-term debt	16	4,968,457	448,229
Loan payables	14	5,880,105	1,309,884
Tax payable		909,425	2,112,606
Current portion of lease liability	13	610,832	148,787
Current portion of tax equity	17	77,899	78,592
		34,743,453	13,388,850
Non-current liabilities:
Long-term debt	16	58,006,484	4,379,169
Other long-term liabilities	18(3)	6,307,159	366,369
Due to related parties	22	934,328	-
Deferred tax liabilities		14,924,808	1,073,835
Lease liabilities	13	7,301,029	992,687
Tax equities	17	278,386	300,650
		87,752,194	7,112,710
Total liabilities		$122,495,647	$20,501,560

Shareholders’ equity:
Share capital	20	38,918,760	9,025,698
Contributed surplus		3,645,782	4,059,175
Accumulated other comprehensive income		779,476	99,681
Retained earnings		3,109,198	3,178,814
Equity attributable to shareholders of the company		46,453,216	16,363,368
Non-controlling interest	21	16,395,735	2,360,933
Total equity		62,848,951	18,724,301
Total liabilities and shareholders’ equity		$185,344,598	$39,225,861

Approved and authorized for issuance on behalf of the Board of Directors on February 12, 2025 by:

“Richard Lu”	“Sam Sun”
Richard Lu, CEO, and Director	Sam Sun, CFO

See accompanying notes to these condensed consolidated interim financial statements.

2

SOLARBANK CORPORATION

Condensed Consolidated Interim Statements of (Loss) Income and Comprehensive (Loss) Income

(Expressed in Canadian dollars)

(Unaudited)

	Notes	Three months ended December 31		Six months ended December 31
		2024	2023	2024	2023
Revenue from development fees		$2,171,457	$67,668	$2,171,457	$2,079,418
Revenue from EPC services		520,642	18,429,025	12,475,031	24,042,040
Revenue from IPP production		1,390,665	122,622	5,422,481	137,518
Revenue from O&M and other services		13,500	24,490	32,616	66,090
		4,096,264	18,643,805	20,101,585	26,325,066
Cost of goods sold		(2,787,774)	(16,142,366)	(14,241,730)	(21,486,425)
Gross profit		1,308,490	2,501,439	5,859,855	4,838,641
Operating expense:
Advertising and promotion		(138,661)	(974,893)	(587,011)	(1,478,702)
Consulting fees		(913,325)	(449,624)	(1,848,329)	(756,674)
Depreciation	7, 13	(17,527)	(16,840)	(42,066)	(29,325)
Insurance		(193,207)	(88,012)	(405,066)	(127,258)
Listing fees		(12,744)	-	(12,744)	-
Office, rent and utilities		(165,478)	(131,195)	(459,264)	(210,388)
Professional fees		(596,927)	(483,216)	(1,683,436)	(627,357)
Repairs and maintenance		(38,191)	(41,796)	(78,631)	(46,847)
Salary and wages		(484,421)	(275,335)	(908,382)	(477,416)
Share-based compensation	20	(42,684)	(220,519)	(155,932)	(650,099)
Travel and events		(284,144)	(126,971)	(341,688)	(171,234)
Total operating expenses		(2,887,309)	(2,808,401)	(6,522,549)	(4,575,300)
Other income
Interest income		109,162	75,567	328,612	158,736
Interest expenses		(805,639)	(126,212)	(1,607,970)	(150,293)
Fair value change gain	16(2), 18(4)	26,052	-	644,688	-
Other income (expense)		(13,702)	363,853	80,988	1,735,690
Net (loss) income before taxes		$(2,262,946)	$6,246	$(1,216,376)	$2,007,474
Current tax (expense) recovery	25	(213,437)	(21,753)	(910,977)	15,987
Deferred tax recovery		377,850	-	269,912	-
Net (loss) income		$(2,098,533)	$(15,507)	$(1,857,441)	$2,023,461
Items that are or may be reclassified subsequently to profit or loss
Current translation adjustments		853,476	(188,554)	679,795	(101,788)
Other comprehensive income		853,476	(188,554)	679,795	(101,788)
Net (loss) income and comprehensive (loss) income		$(1,245,057)	$(204,061)	$(1,177,646)	$1,921,673
Net (loss) income attributable to:
Shareholders of the company		(911,508)	39,872	(69,616)	2,074,491
Non-controlling interest	21	(1,187,025)	(55,379)	(1,787,825)	(51,030)
Net (loss) income		$(2,098,533)	$(15,507)	$(1,857,441)	$2,023,461
Total (loss) income and comprehensive (loss) income attributable to:
Shareholders of the company		(58,032)	(153,031)	610,179	1,972,703
Non-controlling interest	21	(1,187,025)	(51,030)	(1,787,825)	(51,030)
Total (loss) income and comprehensive (loss) income		$(1,245,057)	$(204,061)	$(1,177,646)	$1,921,673
Net (loss) income per share
Basic	26	(0.07)	(0.00)	(0.06)	0.08
Diluted	26	(0.07)	(0.00)	(0.06)	0.05
Weighted average number of common shares outstanding
Basic	26	30,989,790	27,039,075	30,724,579	26,922,629
Diluted	26	30,989,790	27,039,075	30,724,579	37,448,058

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

SOLARBANK CORPORATION

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Note	Number of shares	Share Capital	Contributed Surplus	Retained Earnings	Accumulated OCI	Total Shareholders’ Equity	Non-Controlling Interest	Total Equity
Balance at June 30, 2024		27,191,075	$9,025,698	$4,059,175	$3,178,814	$99,681	$16,363,368	$2,360,933	$18,724,301
Net loss		-	-	-	(69,616)	-	(69,616)	(1,787,825)	(1,857,441)
Other comprehensive loss		-	-	-	-	679,795	679,795	8,172	687,967
Total comprehensive loss		-	-	-	(69,616)	679,795	610,179	(1,779,653)	(1,169,474)
Common shares issued, net of costs		86,293	314,618	-	-	-	314,618	-	314,618
Warrant exercised		55,000	41,250	-	-	-	41,250	-	41,250
RSU granted	20(e)	-	-	3,163	-	-	3,163	-	3,163
RSU exercised		7,500	23,325	(23,325)	-	-	-	-	-
Share-based compensation	20(d)	41,707	287,682	152,769	-	-	440,451	-	440,451
Stock option exercised		110,448	585,375	(546,000)	-	-	39,375	-	39,375
Acquisition of Solar Flow-Through Funds	18	3,575,632	28,640,812	-	-	-	28,640,812	15,814,455	44,455,267
Balance at December 31, 2024		31,067,655	$38,918,760	$3,645,782	$3,109,198	$779,476	$46,453,216	$16,395,735	$62,848,951

Balance at June 30, 2023		26,800,000	$6,855,075	$3,001,924	$6,652,551	$(116,759)	$16,392,791	$238,405	$16,631,196
Net income		-	-	-	2,074,491	-	2,074,491	(51,030)	2,023,461
Other comprehensive loss		-	-	-	-	(101,788)	(101,788)	8,172	(93,616)
Total comprehensive loss		-	-	-	-	(101,788)	1,972,703	(42,858)	1,929,845
Common shares issued, net of costs		2,200	21,659	-	-	-	21,659	-	21,659
Warrant exercised		55,000	41,250	-	-	-	41,250	-	41,250
RSU granted		-	-	48,181	-	-	48,181	-	48,181
Share-based compensation		-	-	601,918	-	-	601,918	-	601,918
Other comprehensive loss		-	-	-	-	(101,788)	(101,788)	8,172	(93,616)
OFIT GM and OFIT RT acquisition		278,875	2,066,464	-		-	2,066,464	2,508,989	4,575,453
Solar Alliance DevCo NCI acquisition		-	-	-	7,090	-	7,090	(298,316)	(291,226)
Balance at December 31, 2023		27,136,075	$8,984,448	$3,652,023	$8,734,132	$(218,547)	$21,152,056	$2,406,220	$23,558,276

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

SOLARBANK CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

	Note	Six months ended December 31
		2024	2023
Operating activities:
Net Income (loss)		$(1,857,441)	$2,023,461

Adjustments for:
Depreciation and amortization		3,050,350	71,298
Fair value gain	16(2)	(644,688)	-
Other income related to tax equity	17	(7,827)	(69,821)
Interest accretion	13, 17	361,565	80,477
Income tax expense		910,977	-
Deferred income tax expenses		(269,912)	-
Gain from acquisition of NCI		-	(194,402)
Loss on fixed asset disposal		7,898	-
Share-based compensation	20	155,932	650,099
		1,706,854	2,561,112
Changes in:
Trade and other receivables		(5,387,832)	(1,563,741)
Unbilled revenue		692,422	5,586,004
Inventories		(622,306)	(605,824)
Prepaid expenses and deposits		1,140,207	(1,667,871)
Trade and other payables		7,956,928	7,077,273
Income taxes payable		986	734,656
Unearned revenue		(1,864,352)	15,466,463
Cash generated from operating activities		3,622,907	27,588,072
Income tax paid		(2,317,660)	(933,063)
Net cash generated from operating activities		1,305,247	26,655,009

Investing activities:
Acquisition of property, plant and equipment		-	(42,908)
Purchase of GIC		(1,300,000)	-
Redemption of GIC		1,920,000	6,330,000
Investment in SFF Shares		--	(2,453,845)
Cash from SFF acquisition	18	9,810,570	-
Acquisition of NCI		-	(94,607)
Addition in development asset		(11,016,732)	(5,610,412)
Repayment to related parties		(500,000)	-
Cash generated from (used in) investing activities		$(1,086,162)	$(1,871,772)
Financing activities:
Proceeds from issuance of common shares, net transaction costs		314,618	21,659
Net proceeds from stock option exercised		39,375	-
Proceeds from broker warrants exercised		41,250	41,250
Repayment of lease obligation		(483,733)	(52,050)
Cash received from short-term loans		4,399,000	-
Cash received from long-term loans		8,352,232	-
Repayment from long-term debts – principal		(2,549,608)	(203,223)
Repayment from long-term debts – interest		(1,899,993)	(69,029)
Cash generated from (used in) financing activities		8,213,141	(261,393)
Increase in cash		8,432,226	24,521,844
Effect of changes in exchange rates on cash		60,072	(356,351)
Cash, beginning		5,270,405	749,427
Cash, ending		$13,762,703	$24,914,920

5

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

1.	Nature of operation:

SolarBank Corporation (the “Company”) was formed under the laws of the province of Ontario on September 23, 2013. The Company is engaged in the development and operation of solar photovoltaic power generation projects in Canada and the United States with a geographic focus in the province of Ontario, Canada and New York state, USA. The Company changed its name from Abundant Solar Energy Inc. to SolarBank Corporation on October 7, 2022.

The address of the Company and the principal place of the business is 505 Consumers Rd, Suite 803, Toronto, ON, M2J 4Z2.

On March 1, 2023, the Company closed its initial public offering (the “Offering”) of common shares. With completion of the Offering, the Company commenced trading its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol “SUNN” on March 2, 2023. On February 14, 2024, the Company migrated its listing to the Cboe Canada Exchange Inc. under the existing trading symbol “SUNN”. On April 8, 2024, the Company’s common shares commenced trading on the Nasdaq Global market under the symbol “SUUN”.

2.	Basis of presentation

(a)	Statement of compliance:

These accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and do not include all of the information required for full annual financial statements by IFRS® Accounting Standards as issued by the IASB.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2024 which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s material accounting policies are presented as Note 3 in the Company’s audited consolidated financial statements for the year ended June 30, 2024 and have been consistently applied in the preparation of these interim financial statements.

The board of directors approved these unaudited condensed interim consolidated financial statements for issue on February 12, 2025.

(b)	Basis of measurement:

These unaudited condensed interim consolidated financial statements were prepared on a going concern basis and historical cost basis with the exception of certain financial instruments as disclosed in Note 19.

(c)	Basis of consolidation:

(i)	Subsidiaries

These unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

6

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

2.	Basis of presentation (continued)

c.	Basis of consolidation:

(i)	Subsidiaries

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns. For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statement of financial position. Net income or loss for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries are as follows:

	Country of	Ownership interest
Name	Incorporation	31-Dec-24	30-Jun-24
Abundant Solar Power Inc.	USA	100%	100%
Abundant Construction Inc.	Canada	100%	100%
Abundant Energy Solutions Ltd.	Canada	100%	100%
2467264 Ontario Inc.	Canada	49.90%	49.90%
OFIT GM Inc.	Canada	49.90%	49.90%
OFIT RT Inc.	Canada	49.90%	49.90%
Solar Alliance Energy DevCo LLC	USA	100%	100%
Solar Alliance TE HoldCo 1, LLC	USA	100%	100%
Solar Alliance VC1 LLC	USA	100%	100%
Abundant Solar Power (US1) LLC	USA	100%	100%
Abundant Solar Power (New York) LLC	USA	100%	100%
Abundant Solar Power (Maryland) LLC	USA	100%	100%
Abundant Solar Power (RP) LLC	USA	100%	100%
SUNN 1011 LLC	USA	100%	100%
SUNN 1012 LLC	USA	100%	100%
Abundant Solar Power (CNY) LLC	USA	100%	100%
SUNN 1016 LLC	USA	100%	100%
Abundant Solar Power (TZ1) LLC	USA	100%	100%
Abundant Solar Power (M1) LLC	USA	100%	100%
Abundant Solar Power (J1) LLC	USA	100%	100%
Abundant Solar Power (Steuben) LLC	USA	100%	100%
Abundant Solar Power (USNY- MARKHAM HOLLOW RD-001) LLC	USA	100%	100%
SUNN 1015 LLC	USA	100%	100%
SUNN 1003 LLC	USA	100%	100%
Abundant Solar Power (USNY-Richmond-002) LLC	USA	100%	100%
Abundant Solar Power (USNY-Richmond-003) LLC	USA	100%	100%
SUNN 1006 LLC	USA	100%	100%
SUNN 1007 LLC	USA	100%	100%
SUNN 1008 LLC	USA	100%	100%
SUNN 1010 LLC	USA	100%	100%
SUNN (203 Fuller Rd) LLC	USA	100%	100%

7

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

2.	Basis of presentation (continued)

	Country of	Ownership interest
Name	Incorporation	31-Dec-24	30-Jun-24
SUNN 1001 LLC	USA	100%	100%
Abundant Solar Power (LCP) LLC	USA	100%	100%
Abundant Solar Power (R1) LLC	USA	100%	100%
SUNN 1005 LLC	USA	100%	100%
SUNN 1013 LLC	USA	100%	100%
SUNN 1014 LLC	USA	100%	100%
Abundant Solar Power (Dutch Hill) LLC	USA	100%	100%
Abundant Solar Power (Dutch Hill 2) LLC	USA	100%	100%
Abundant Solar Power (Dutch Hill 3) LLC	USA	100%	100%
SUNN 1004 LLC	USA	100%	100%
Solar Flow-Through Funds Ltd.	Canada	100%	-
Solar High Yield Project #1 Ltd.	Canada	100%	-
2344215 Ontario Inc.	Canada	100%	-
SHY1 2012 FIT2 Ltd.	Canada	100%	-
2343461 Ontario Inc.	Canada	100%	-
Icarus Whitesand Solar Limited Partnership	Canada	85.00%	-
2387276 Ontario Inc.	Canada	49.90%	-
2387280 Ontario Inc.	Canada	24.95%	-
2387281 Ontario Inc.	Canada	49.90%	-
2387282 Ontario Inc.	Canada	49.90%	-
2391395 Ontario Inc.	Canada	49.90%	-
SPN LP 7	Canada	49.90%	-
1000234763 Ontario Inc.	Canada	50.00%	-
1000234813 Ontario Inc.	Canada	50.00%	-
Solar Flow-Through Project #1 (2013) Ltd.	Canada	100%	-
2405402 Ontario Inc.	Canada	49.90%	-
2405514 Ontario Inc.	Canada	49.90%	-
2467260 Ontario Inc.	Canada	49.90%	-
Solar Flow-Through (2014) Ltd.	Canada	100%	-
Solar Flow-Through Projects (2014 Subco F2) Ltd.	Canada	100%	-
Solar Flow-Through (2015) Ltd.	Canada	100%	-
2405372 Ontario Inc.	Canada	49.90%	-
2469780 Ontario Inc.	Canada	49.90%	-
2405799 Ontario Inc.	Canada	49.90%	-
SFF Solar (2015) Ltd.	Canada	100%	-
Solar Flow-Through (2016) Ltd.	Canada	100%	-
2503072 Ontario Inc.	Canada	49.90%	-
2503225 Ontario Inc.	Canada	49.90%	-
2503903 Ontario Inc.	Canada	49.90%	-
Northern Development Solar 2016 Inc.	Canada	49.90%	-
Sunshine Solar Ontario 2016 Inc.	Canada	49.90%	-
Solar Flow-Through (2017-I) Ltd.	Canada	100%	-
Solar Flow-Through (2017-A) Ltd.	Canada	100%	-
Solar Flow-Through (2018-I) Ltd.	Canada	100%	-
Solar Flow-Through (2018-A) Ltd.	Canada	100%	-
15155355 Canada Inc.	Canada	100%	-
Sustainable Energies Corporation	Canada	100%	-
Sustainable Energies OR LLC	Canada	100%	-
Sustainable Energies VA LLC	Canada	100%	-

8

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

2.	Basis of presentation (continued)

(ii)	Functional and presentation currency:

The Company’s unaudited condensed interim consolidated financial statements are presented in Canadian dollars. The functional currency of Canadian parent company and its Canadian subsidiaries is the Canadian dollar. The functional currency of its subsidiaries in the United States is the US dollar.

3.	Significant accounting policies and use of judgements and estimates

These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2024 which includes information necessary or useful to understand the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies are presented in Note 3 in the audited consolidated financial statements for the year ended June 30, 2024 and have been consistently applied to all periods presented in the preparation of these unaudited condensed interim consolidated financial statements.

In preparing these unaudited condensed interim consolidated financial statements, management has made judgements and estimates about the future that affect the application of accounting policies and the reported amounts of assets and liabilities, revenues and expenses. Actual results may differ from these estimates.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Note 3 of the audited consolidated financial statements for the year ended June 30, 2024.

New accounting policies adopted subsequent to the audited consolidated financial statements for the year ended June 30, 2024 is as follows:

(a)	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and for which discrete financial information is available. The Company’s chief executive officer regularly reviews the operating results of each operating segment to make decisions about resources to be allocated to the segment and assess its performance. In determining operating segments, the Company considers the nature of product and services provided. Refer to note 24.

9

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

4.	Short-term investments

As at December 31, 2024, the Company has eight GICs in short-term investment totalling $1,016,097.

Three GICs totalling $300,000 were acquired in the prior year. The GICs have one year terms with interest rates of 4.7%-5.2% (June 30, 2024 - $920,000 with one year terms and interest rates of 4.25%-4.95%).

The Company obtained another five GICs, through acquisition of Solar Flow-Through Funds Ltd. (“SFF”), totalling $716,097. These GICs have one year terms with interest rates of 3.85% - 4.65%.

5.	Trade and other receivables

	December 31, 2024	June 30, 2024

Accounts receivable	$7,568,464	$966,150
Other receivables	45,446	323,293
GST/HST receivable	2,149,789	-
Credit loss allowance (1)	(140,240)	(174,226)
	$9,623,459	$1,115,217

(1)	The Company’s changes in credit loss allowance for the six months ended December 31, 2024 and year ended June 30, 2024 are as follows:

	December 31, 2024	June 30, 2024

Credit loss allowance, beginning of the period	$(174,226)	$(6,486,838)
Recognition of credit loss	-	(174,226)
Recovery of credit loss	33,986	4,839,438
Written-off of credit loss	-	1,647,400
Credit loss allowance, end of the period	$(140,240)	$(174,226)

6.	Prepaid expenses and deposits

	December 31, 2024	June 30, 2024

Construction in progress deposits (1)	$722,593	$2,543,120
Security deposits	27,035	12,352
Prepaid rent (2)	85,583	-
Prepaid insurance	274,917	128,285
Prepaid marketing expenses	-	341,825
Other prepaids and deposits Interconnection deposits	269,407 4,511	96,956 4,291
	$1,384,046	$3,126,829

(1)	Deposits related to prepayments made on the purchase of raw materials required for construction of EPC projects located in New York, USA.
(2)	As at December 31, 2024, the non-current portion of prepaid rent of $764,490 (June 30, 2024 - $nil) is presented as other assets.

10

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

7.	Property, plant and equipment

	Computer equipment	Furniture and equipment	Vehicle	IPP facilities (1)	Royalty contract assets (2)	Total
Cost:
Balance, June 30, 2024	$19,256	57,553	35,608	3,578,267	-	$3,690,684
Additions	-	-	-	-	-	-
Additions from acquisition	-	-	-	36,405,337	79,244	36,484,581
Dispositions	(19,256)	(50,253)	-	-	-	(69,509)
Foreign currency impact	-	-	-	24,530	-	24,530
Balance, December 31, 2024	$-	7,300	35,608	40,008,134	79,244	$40,130,286

Accumulated amortization:
Balance, June 30, 2024	$16,192	44,830	4,216	170,523	-	$235,761
Dispositions	(16,944)	(44,667)	-	-	-	(61,611)
Depreciation(3)	752	1,220	3,011	1,510,526	3,044	1,518,553
Foreign currency impact	-	-	-	1,358	-	1,358
Balance, December 31, 2024	$-	1,383	7,227	1,682,407	3,044	$1,694,061
Net Book Value, December 31, 2024	$-	5,917	28,381	38,325,727	76,200	$38,436,225

	Computer equipment	Furniture and equipment	Vehicle	IPP facilities (1)	Total
Cost:
Balance, June 30, 2023	$19,256	50,253	-	937,194	$1,006,703
Additions	-	7,300	35,608	3,100,000	3,142,908
Reclass to tax equity asset(4)	-	-	-	(474,547)	(474,547)
Foreign currency impact	-	-	-	15,620	15,620
Balance, June 30, 2024	$19,256	57,553	35,608	3,578,267	$3,690,684

Accumulated amortization:
Balance, June 30, 2023	$13,876	42,694	-	-	$56,570
Depreciation(3)	2,316	2,136	4,216	170,140	178,808
Foreign currency impact	-	-	-	383	383
Balance, June 30, 2024	$16,192	44,830	4,216	170,523	$235,761
Net Book Value, June 30, 2024	$3,064	12,723	31,392	3,407,744	$3,454,923

(1)	Addition of IPP facilities for the six months ended December 31, 2024 relate to business acquisitions of Solar Flow-Through Funds Ltd. (Note 18). The IPP facilities held by OFIT GM and OFIT RT totaling $3,100,000 are part of collateral for long-term loan guarantee (Note 16 (2)).
(2)	Addition of royalty contract asset for the six months ended December 31, 2024 relate to business acquisitions of Solar Flow-Through Funds Ltd.
(3)	Total depreciation expense of $758,915 and $1,513,570 for IPP facilities and royalty contract assets are recorded in cost of goods sold for the three and six months ended December 31, 2024 (2023- $30,752 and $30,752). The remaining $2,412 and $4,983 depreciation expense for the three and six months ended December 31, 2024 is recorded under operating expenses (2023- $1,913 and $2,991).

11

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

7.	Property, plant and equipment (continued)

(4)	Tax equity asset of $474,547 acquired from the acquisition of Solar Alliance DevCo LLC (Note 17) was included in IPP facilities for the year ended June 30, 2023. This asset is reclassified and disclosed separately in the consolidated statements of financial position for the year ended June 30, 2024.

8.	Unbilled revenue

For the six months ending December 31, 2024 and fiscal year ending June 30, 2024, the Company’s unbilled revenue mostly consists of invoices not yet issued for EPC projects where revenue recognized through percentage of completion.

	December 31, 2024	June 30, 2024
Beginning of the period	$666,748	$7,405,866
Amounts invoices included in the beginning balance	(666,748)	(7,405,866)
Net increase in unbilled revenue recognized during the year	290,268	666,722
Foreign currency impact	-	26
End of the period	$290,268	$666,748

9.	Inventory

As of December 31, 2024 and June 30, 2024, the Company’s inventory is comprised of development costs for the solar projects.

	December 31, 2024	June 30, 2024
Beginning of the period	$6,530,650	$448,721
Additions: development costs	990,438	6,903,079
Minus: recognized as cost of goods sold upon revenue recognition	(231,106)	(338,118)
Minus: costs expensed due to project cancellation (1)	(93,329)	(496,147)
Foreign currency impact	360,240	13,115
End of the period	$7,556,893	$6,530,650

(1)	Inventory provision for the six months ending December 31 and year ending June 30, 2024:

	December 31, 2024	June 30, 2024
Balance, opening	$(548,815)	$(47,664)
Additions: cost expensed due to project cancellation	(93,329)	(496,147)
Foreign currency impact	(22,149)	(5,004)
Balance, closing	$(664,293)	$(548,815)

12

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

10.	Development assets

Development projects are depreciated over the useful lives of the assets once they become operational. The balance in development assets include costs incurred on self-owned projects. Detail of costs as at December 31, 2024 and June 30, 2024 are as follows:

	IPP facilities	Battery energy storage systems (1)	EV charge point systems (2)	Total

Balance, June 30, 2024	$8,909,371	-	-	$8,909,371
Additions	391,552	20,736,522	541,666	21,669,739
Foreign currency impact	473,276	-	-	473,276
Balance, December 31, 2024	$9,774,199	20,736,522	541,666	$31,052,386

Balance, June 30, 2023	$1,106,503	-	-	$1,106,503
Additions	7,688,162	-	-	7,688,162
Foreign currency impact	114,706	-	-	114,706
Balance, June 30, 2024	$8,909,371	-	-	$8,909,371

(1)	Addition of Battery energy storage systems for the six months ended December 31, 2024 relate to business acquisition of Solar Flow-Through Funds Ltd. (Note 18).
(2)	Addition of EV charge point systems for the six months ended December 31, 2024 relate to business acquisition of Solar Flow-Through Funds Ltd. (Note 18).

11.	Trade and other payables

	December 31, 2024	June 30, 2024
Accounts payable and accrued liabilities	$13,138,490	$2,996,308
Due to related party (Note 22)	48,506	124,125
GST/HST payable	4,656,215	-
Other payable (1)	1,667,769	1,569,828
	$19,510,980	$4,690,261

(1)	Balance includes $1,059,388 NYSERDA (New York State Energy Research and Development Authority) grants (June 30, 2024 - $1,097,452) to be paid to various customers for related projects sold in prior years.

13

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

12.	Unearned revenue

As of December 31, 2024 and June 30, 2024, the Company’s unearned revenue consists of payments received for EPC projects not started yet.

	December 31, 2024	June 30, 2024
Beginning of the period	$4,600,491	$1,150,612
Recognition of revenue included in the beginning balance	(4,398,580)	(16,281)
Net increase in unearned revenue recognized during the period	2,482,485	3,445,757
Foreign currency impact	101,359	20,403
End of the period	$2,785,755	$4,600,491

13.	Right-of-use assets and lease liabilities

The Company commenced leasing its current office space in 2022 in Canada. The lease started on May 1, 2022, with a five-year lease term. The monthly lease payment is $4,697 starting from September 1, 2022, which will be adjusted on an annual basis. The right of use (“ROU”) and lease obligation were measured at the present value of the lease payment and discounted using an incremental borrowing rate of 10%. On December 1, 2023, the Company leased additional office space, which increased monthly rent to $8,510.

On November 1, 2023, the Company acquired shares of OFIT GM Inc. (“OFIT GM”) and OFIT RT Inc. (“OFIT RT”), collectively the “OFIT companies”. The OFIT companies leased five properties where IPP facilities are located. The leases commenced during the period from August 28, 2017 to October 6, 2017, each with a 20 year lease term. Two leases are paid on a monthly basis and three leases are paid on a quarterly basis. The monthly lease payments are $502 and $2,456 respectively and quarterly lease payments are in the range of $1,250 to $8,125. The right of use asset and lease liabilities were treated as new assets and liabilities starting from acquisition date of November 1, 2023 in accordance to IFRS 3. The ROU and lease liabilities were measured at the present value of the lease payments and discounted using an incremental borrowing rate of 5.74%. The leases are part collateral for long-term loan guarantee (Note 16(2)).

On July 8, 2024, the Company acquired all of the shares of Solar Flow-Through Funds Ltd. (“SFF”) (Note 18). SFF leases 70 properties where IPP facilities are located. The leases started during the period from May 1, 2015 to December 15, 2020 with terms ending in the periods from May 2033 to December 2045. The right of use asset and lease liabilities were treated as new assets and liabilities starting from acquisition date of July 8, 2024 in accordance to IFRS 3. The ROU and lease liabilities were measured at the present value of the lease payments and discounted using an incremental borrowing rate of 5.69%.

The continuity of the right-of-use as of December 31, 2024 and June 30, 2024 is as follows:

14

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

13.	Right-of-use assets and lease liabilities (continued)

Right-of-use assets	Office	IPP Facilities	Total
Cost:
Balance, June 30, 2024	$313,887	946,943	1,260,830
Addition from acquisition	-	7,042,994	7,042,994
Deduction	(17,394)	-	(17,394)
Balance, December 31, 2024	$296,493	7,989,937	8,286,430

Accumulated Depreciation:
Balance, June 30, 2024	$123,501	52,201	175,702
Depreciation (1)	42,354	316,327	358,681
Deduction	(5,270)		(5,270)
Balance, December 31, 2024	$160,585	368,528	529,113
Net Book Value, December 31, 2024	$135,908	7,621,409	7,757,317

Right-of-use assets	Office	IPP Facilities	Total
Cost:
Balance, June 30, 2023	$197,719	-	197,719
Addition	116,168	946,943	1,063,111
Balance, June 30, 2024	313,887	946,943	1,260,830

Accumulated Depreciation:
Balance, June 30, 2023	$53,232	-	53,232
Depreciation (1)	70,269	52,201	122,470
Balance, June 30, 2024	$123,501	52,201	175,702
Net Book Value, June 30, 2024	$190,386	894,742	1,085,128

(1)	IPP facilities depreciation expense is recorded in cost of goods sold for the three and six months ended December 31, 2024 of $158,163 and $316,327 respectively (2023 - $11,221 and $11,221). The remaining $21,968 and $42,354 for the three and six months ended December 31, 2024 relate to office lease depreciation expense, which is recorded under operating expenses (2023 - $11,407 and $26,334).

The continuity of the lease liabilities as of December 31, 2024 and June 30, 2024 is as follows:

Lease liabilities	Office	IPP Facilities	Total
Balance, June 30, 2024	$229,676	911,798	1,141,474
Additions from acquisition	-	7,042,994	7,042,994
Deduction	(17,394)	-	(17,394)
Payments	(52,706)	(414,071)	(466,777)
Interest accretion	8,648	202,916	211,564
Balance, December 31, 2024	$168,224	7,743,637	7,911,861
Current	96,198	514,634	610,832
Long term	72,026	7,229,003	7,301,029
Balance, December 31, 2024	$168,224	7,743,637	7,911,861

15

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

13.	Right-of-use assets and lease liabilities (continued)

Lease liabilities	Office	IPP Facilities	Total
Balance, June 30, 2023	$173,311	-	173,311
New obligations	116,168	946,943	1,063,111
Payments:	(81,619)	(73,098)	(154,717)
Interest accretion:	21,816	37,953	59,769
Balance, June 30, 2024	$229,676	911,798	1,141,474
Current	95,420	53,367	148,787
Long term	134,256	858,431	992,687
Balance, June 30, 2024	$229,676	911,798	1,141,474

The maturity analysis of the Company’s contractual undiscounted lease payments as of December 31, 2024 is as follows:

2025	$487,896
2026	988,723
2027	896,127
2028	877,439
2028 onward	7,642,291
Total	$10,892,476

14.	Loans payable

Geddes Construction Loan

On June 20, 2024, the Company entered into a Construction Loan Agreement for the construction of the Geddes project (the “Geddes Construction Loan”). The Geddes Construction Loan is for a principal amount of up to USD $2,600,000, depending on the actual cost of the project.

The Geddes Construction Loan advancement amount shall accrue interest, which is to be added to the outstanding principal balance starting from the date of receipt, at a variable rate per annum equal to the One Month CME Term SOFR (Secured Overnight Financing Rate) Reference Rate plus a margin of 4%. Upon receiving permission to operate the Geddes Project, the loan advancement shall convert into a 6-year long-term loan with a fixed interest rate to be determined upon the conversion.

As at December 31, 2024, the loan payable balance included the principal payable of $1,315,757 (USD $914,418), accrued interest payable of $67,893 (USD $47,184) and legal retainer of $53,996 (USD $40,000). As at June 30, 2024, the loan payable balance included principal payable of $1,251,565 (USD $914,418), accrued interest payable of $3,571 (USD $2,609) and $54,748 (USD $40,000) legal retainer.

The Geddes Construction Loan is secured against the assets associated with the Geddes Project and the Company has provided a guarantee of completion and payment. As at December 31, 2024, the Geddes project has a total value of $9,774,198 (June 30, 2024 - $8,909,371) which was recorded as Development Asset.

Line of Credit

On December 3, 2024, the Company’s subsidiary obtained a line of credit for USD$1,000,000. The principal balance shall bear interest at a per annum rate of 2.5% above the greater of (a) the applicable Variable Interest Rate), or (b) 0.0% (the “Index Floor”). The line of credit is guaranteed by the Company.

16

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

14.	Loans payable (continued)

Solar High Yield Project #1 Ltd.

On November 13, 2024, the Company’s subsidiary (Solar High Yield Project #1 Ltd.) entered into a loan agreement for a principal amount of $3,000,000. The loan has a maturity date of November 26, 2025. Interest on the loan shall accrue at the rate of 11% per annum, compounded and payable quarterly.

15.	Intangible assets

	FIT contracts	BESS contracts	Total
Cost:
Balance, June 30, 2024	$2,110,000	-	$2,110,000
Additions (1)	29,320,877	4,925,500	34,246,377
Balance, December 31, 2024	$31,430,877	4,925,500	36,356,377

Accumulated amortization:
Balance, June 30, 2024	$108,553	-	$108,553
Amortization	1,201,821	-	1,201,821
Balance, December 31, 2024	$1,310,374	-	$1,310,374
Net Book Value, December 31, 2024	$30,120,503	4,925,500	$35,046,003

	FIT contracts	Total
Cost:
Balance, June 30, 2023	$-	$-
Additions	2,110,000	2,110,000
Balance, June 2024, 2024	$2,110,000	$2,110,000

Accumulated amortization:
Balance, June 30, 2023	$-	$-
Amortization	108,553	108,553
Balance, June 30, 2024	$108,553	108,553
Net Book Value, June 30, 2024	$2,001,447	$2,001,447

(1)	Addition of Feed-in Tariff (“FIT”) and battery energy storage system (“BESS”) contracts for the six months ended December 31, 2024 is related to the business acquisitions of SFF (Note 18).

Intangible asset acquired from OFIT GM and OFIT RT (on November 1, 2023) and SFF (on July 8, 2024). Total amortization expenses of $606,368 and $1,201,821 are recorded in cost of goods sold for the three and six months ended December 31, 2024 (2023- $Nil).

17

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

16.	Long-term debt

	December 31, 2024	June 30, 2024
Highly Affected Sectors Credit Availability Program (1)	$703,704	$759,259
Long-term loans (2)	53,919,005	4,068,139
Credit agreement (3)	8,352,232
Total	62,974,941	4,827,398
Less: current portion	4,968,457	448,229
Long-term portion	$58,006,484	$4,379,169

(1)	In 2021, the Company received a Highly Affected Sectors Credit Availability Program (“HASCAP”) loan for a total of $1,000,000 at 4% annual from Bank of Montreal. The loan has a ten-year amortization period with interest payment only for the first year. Principal payments commenced in May 2022. During the three and six months ended December 31, 2024, the interest recorded and paid was $7,258 and $14,793 (2023 - $8,397 and $17,077).

(2)	The Company assumed these loans from the acquisition of OFIT GM and OFIT RT (2 loans totalling $4,068,139 on November 1, 2023) and SFF (51 loans totalling $52,685,837 on July 8, 2024) (Note 18).

OFIT GM and OFIT RT Loans

The OFIT GM and OFIT RT loans were originally obtained on December 19, 2017 for a total principal amount of $6,070,839 with a variable interest rate based on Three Month Banker’s Acceptance Rate plus 1.98% which OFIT GM and OFIT RT have entered into interest rate swap agreements on the same loan grant date to fix the annual interest rate at 4.75%. The loans will mature on December 19, 2029. The interests are payable quarterly and principal are payable semi-annually, both commenced on March 19, 2018.

During the three and six months ended December 31, 2024, the interest recorded and paid was $48,478 and $97,335. During the period from the acquisition date of November 1, 2024 to June 30, 2024, the interest recorded and paid was $153,237.

Interest rate swaps are accounted for as derivatives assets (liabilities) and recorded at fair value on the consolidated statements of financial position with change in fair value recorded in profit or loss. For the three and six months ended December 31, 2024, the Company recorded fair value change gain of $6,867 and loss of $123,784 in the statements of income and comprehensive income.

The loans are guaranteed by Panasonic Corporation North America and collateralized by the solar projects owned by OFIT GM and OFIT RT, including related contracts such as FIT contracts, site leases and similar contracts.

SFF Loans

The Company assumed 51 term loans from SFF acquisition, which are secured by the underlying solar power system assets. The loans have interest payable quarterly with variable interest rates ranging from 1.56% to 3.34% plus Canadian Overnight Repo Rate Average (“CORRA”) and with fixed interest rates ranging from 4.45% to 6.06%. The remaining term range of the loans are 3 to 16 years maturing between 2026 and 2040.

During the three and six months ended December 31, 2024, the interest recorded and paid was $621,104 and $1,257,839.

Interest rate swaps are accounted for as derivatives assets or liabilities and recorded at fair value on the consolidated statements of financial position with change in fair value recorded in profit or loss. For the three and six months ended December 31, 2024, the Company recorded fair value change gain of $19,185 and loss of $862,989 in the statements of income and comprehensive income.

18

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

16.	Long-term debt (continued)

(3)	On December 13, 2024, the Company entered into a credit agreement with Royal Bank of Canada (“RBC”) as Lenders, Administrative Agent and Collateral Agent for the Lenders, and obtained an advancement of $8,352,254 for the construction of certain BESS projects in Ontario. RBC retained an upfront fee amount of $258,575. The Company also paid other fees totalling $385,580. The Company entered into interest rate swap agreement on the loan to fixed the annual interest rate at 5.085%. There were no gain//loss on derivative asset for this loan during the second quarter of fiscal 2025.

Estimated principal repayments are as follows:

2025	$4,968,457
2026	6,331,424
2027	6,244,958
2028	10,500,531
2028 onwards	34,929,571
Total	$62,974,941

17.	Tax equities

On June 20, 2023 (the “acquisition date”) the Company acquired 67% membership interest in Solar Alliance DevCo, an entity which owns and operates certain solar facilities in the US under subsidiaries that are set up as tax equity structures to finance the capital cost of the solar facilities.

Amounts paid by the Tax Equity Investors (“TEIs”) for their equity stakes are classified as liabilities on the consolidated statements of financial position and are measured at amortized cost using the effective interest rate (“EIR”) method. Amortized cost is affected by the allocation of ITCs (in tax equity assets), taxable income, and accelerated tax depreciation. Financing expenses represent the interest accretion using the EIR. The EIR of the tax equity was determined to be 9%, the loan value was $460,607 at acquisition date, with a maturity date (representing the expected flip point as estimated) of 2028 and the percentage of ownership of 99%, reflecting the allocation of taxable income or loss prior to the flip date. The corresponding tax equity asset acquired on acquisition date was $474,547.

Tax equity investors in US solar projects generally require sponsor guarantees as a condition to their investment. To support the tax equity investments, the Company executed guarantees indemnifying the tax equity investors against certain breaches of project level representations, warranties and covenants and other events. The Company believe these indemnifications cover matters which are substantially under its control and are unlikely to occur.

The Company recognized $3,964 and $7,827 related to ITC distribution as other income on the consolidated statements of income for the three and six months ended December 31, 2024 (2023: $12,990 and $25,783). $8,126 and $16,515 interest accretion was recognized for the three and six months ended December 31, 2024 (2023: $9,896 and $20,255)

19

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

18.	Acquisitions

Solar Flow-Through Funds Ltd

On March 20, 2024, the Company entered into a definitive agreement with SFF to acquire all of the issued and outstanding common shares of SFF through a plan of arrangement for an aggregate consideration of issuance of up to 5,859,561 common shares of SolarBank (“SolarBank Shares”) for an aggregate purchase price of up to $41.8 million. The number of SolarBank Shares was determined using a 90 trading day volume weighted average trading price as of the date of the Agreement which is equal to $7.14 (the” Agreement Date VWAP”).

The consideration for the SFF Transaction consisted of an upfront payment of approximately 3,575,632 SolarBank Shares and a contingent payment representing up to an additional 2,283,929 SolarBank Shares that will be issued in the form of contingent value rights (“CVRs”). The SolarBank Shares underlying the CVRs will be issued once the final contract pricing terms have been determined between SFF, the Ontario IESO and the major suppliers for the SFF BESS portfolio and the binding terms of the debt financing for the BESS portfolio have been agreed (the “CVR Conditions”). On satisfaction of the CVR Conditions, the BESS portfolio shall be revalued and SolarBank shall then issue SolarBank Shares having an aggregate value that is equal to the lesser of (i) $16.31 million and (ii) the final valuation of the BESS portfolio determined by Evans & Evans, Inc. plus the sale proceeds of any portion of the BESS portfolio that may be sold, in either case divided by the Agreement Date VWAP. The maximum number of additional shares issued for the CVRs will be 2,283,929 SolarBank Shares.

The Company closed the acquisition of SFF on July 8, 2024.

On July 10, 2023, resolutions were passed at SFF’s special meetings of the limited partners, which included approval for SFF to pay past and current directors a success bonus in the aggregate amount of $1.3 million upon completion of a going public transaction. This payment will be paid in securities of SFF, cash or a combination thereof. After closing of SFF acquisition on July 8, 2024, the success bonus was approved and 41,707 SolarBank common shares (totalling $287,682) were issued to the SFF directors on October 7, 2024.

As at June 30, 2024, the Company held 15% equity interest in SFF valued at a total of $5,152,023. This investment did not provide the Company with significant influence over SFF, and as such, was classified as a financial asset at fair value through profit or loss.

For the period during July 8, 2024 – December 31, 2024, SFF contributed revenue of $4,975,621 and net loss of $1,808,171.

Had the acquisition occurred on July 1, 2024, management estimates that the consolidated revenue would have been $18,242,795 and net loss would have been $3,775,163 for the six months ended December 31, 2024.

20

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

18.	Acquisitions (continued)

The initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. The values assigned, including the related goodwill and deferred tax assets and liabilities, are therefore preliminary and subject to change. The Company expects to finalize its purchase price allocation by the fourth quarter of fiscal 2025. The allocation of the purchase consideration to the total fair value of net assets acquired is as follows:

Preliminary Fair value of net identified assets acquired
Cash and cash equivalent	$9,810,572
Trade and other receivables	3,906,143
Short-term investment	716,097
Prepaid expenses and deposits	683,597
Right of use assets	7,042,994
Property, plant and equipment	36,484,581
Development assets	10,312,122
Intangible assets (5)	34,246,377
Other assets	813,910
Derivative assets	1,527,208
Accounts payable and accruals	(8,819,904)
Long-term debt	(52,685,837)
Lease obligations	(7,042,994)
Deferred tax liabilities	(14,119,673)
Due to related parties	(1,497,524)
Subtotal identifiable net assets	21,377,669
Goodwill arising on acquisition (2)	37,147,456
Non-controlling interest	(15,814,455)
Total Net Assets	$42,710,670

Common shares issued (1)	28,640,812
Fair value CVR (3)	5,922,000
Payable due to the Company	1,364,374
Fair value of SFF shares owned prior to the acquisition (4)	6,783,484
Total fair value of consideration	$42,710,670

(1)	Consideration paid in the Company’s common shares was valued at $8.01 per share, which is the closing market value as at July 8, 2024.

(2)	The goodwill is attributable to the synergies expected to be achieved from integrating the Company into SFF IPP operations.

(3)	Additional shares for CVRs are to be issued to former SFF shareholders, now the Company’s shareholders, upon determination of final value. This balance is accrued under other long-term liabilities as at December 31, 2024.

(4)	Gain of $1,631,461 from increase in fair value of SFF shares owned by the Company prior to acquisition is recognized under Fair value change gain for the six months ended December 31, 2024.

(5)	Intangible assets consists of FIT and BESS contracts. These are amortized on a straight-line basis over their estimated useful lives that are the remaining terms of the underlying contracts.

21

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

19.	Financial instruments

The Company as part of its operations carries financial instruments consisting of cash, trade and other receivables, unbilled revenue, derivative assets, investment, trade and other payables, loan payables, long-term debt, lease obligations, and other long-term liabilities.

(a)	Fair value:

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.

●	Level 2: Inputs other than quoted prices that are observable for the asset or liability.

●	Level 3: Inputs for the asset or liability that are not based on observable market data.

The Company has variable interest rate loans with interest rate swap to effectively hedge the floating rate term loans into fixed rate arrangements by receiving floating rate and paying fixed rate payments (Note 16(2)). The fair value of the interest rate swap is based on discounting estimate of future floating rate and fixed rate cash flows for the remaining term of the interest rate swap. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and of the counterparty. The fair value of the interest rate swap are determined using Level 2 inputs.

The carrying amounts of cash, short-term investments, trade and other receivables, unbilled revenue, trade and other payables and loan payable approximate their fair values due to the short-term maturities of these items. The carrying amounts of long term debt, lease liabilities and other long-term liabilities approximate their fair value as they are discounted at the current market rate of interest.

(b)	Financial risk management:

(i)	Credit risk and economic dependence:

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

The Company has assessed the creditworthiness of its trade and other receivables and amount determined the credit risk to be low. Receivables from projects are from reputable customers with past working relations with the Company. IPP revenues are due from local government utility with high creditworthiness. Cash and short-term investment have low credit risk as it is held by internationally recognized financial institutions.

(ii)	Currency risk

The Company conducts business in Canada and United States and have subsidiaries operating in the same countries. The Company, and its subsidiaries, do not hold significant asset and liabilities denominated in foreign currencies. As a result, the Company has low currency risk.

22

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

19.	Financial instruments (continued)

(iii)	Concentration risk and economic dependence:

The outstanding accounts receivable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few customers who account for over 10% of total revenue as well as customers who account for over 10% percentage of outstanding accounts receivable. Outstanding accounts payable balance is relatively concentrated with a few large customers representing majority of the value.

Six months ended December 31, 2024	Revenue	% of Total Revenue
Customer A	$9,253,582	64%
Customer B	$2,414,445	12%
Customer G	$2,495,197	12%
Customer H	$2,171,457	11%

Six months ended December 31, 2023	Revenue	% of Total Revenue
Customer A	$11,659,809	44%
Customer C	$5,024,401	19%
Customer D	$2,507,976	10%
Customer E	$6,550,519	25%

Three months ended December 31, 2024	Revenue	% of Total Revenue
Customer B	$626,948	15%
Customer G	$670,228	16%
Customer H	$2,171,457	53%

Three months ended December 31, 2023	Revenue	% of Total Revenue
Customer A	$9,648,059	52%
Customer C	$5,081,531	27%
Customer D	$2,531,928	14%

December 31, 2024	Account Receivable	% of Account Receivable
Customer A	$1,165,579	12%
Customer H	$5,952,071	62%

June 30, 2024	Account Receivable	% of Account Receivable
Customer F	$531,456	48%

23

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

19.	Financial instruments (continued)

(iv)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. All of the Company’s financial liabilities are subject to normal trade terms.

The following are the remaining contractual obligations as at December 31, 2024

	Total	Less than one year	1 to 3 years	3 to 5 years	More than 5 years
Long-Term Debt Obligations	$62,974,941	$4,968,457	$12,576,382	$23,102,969	$22,327,133
Operating Lease Obligations	10,892,476	487,896	1,884,850	1,858,697	6,661,033
Loan payable	5,880,105	5,880,105	-	-	-
Other Long-term liabilities	6,307,159	-	6,307,159	-	-
Due to related parties	934,328	934,328		-	-
Purchase Obligations	1,694,526	1,694,526	-	-	-
Accounts Payable and Accrued Liabilities	19,510,980	19,510,980	-	-	-
Total	$108,194,515	$33,476,292	$20,768,391	$24,961,666	$28,988,166

(v)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s long-term loan, obtained from acquisition of OFIT GM, OFIT RT and SFF, have a fixed rate which is achieved by entering into interest rate swap agreement.

The Company held the Geddes loan which is subject to interest rate risk due to variable rate charged (Note 14). A change of 100 basis points in interest rates would have increased or decreased the interest amount (added to the loan principal balance) by $13,884 (June 30, 2024 - $13,100).

24

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

20.	Share Capital

(a)	Authorized

Unlimited number of common shares with no par value.

(b)	Issued and outstanding share capital

On December 31, 2024, the Company had 31,067,655 common shares issued and outstanding (2023- 27,136,075). A summary of changes in share capital and contributed surplus is contained on the consolidated statements of changes in shareholders’ equity. The Company entered into a second amended and restated equity distribution agreement during the fiscal year. Under the Amended Distribution Agreement, the Company may issue common shares of the Company having an aggregate offering price of up to US$15,000,000 (the “Offered Shares”) under the at-the-market program “(ATM Program”). The Offered Shares will be issued by the Company to the public from time to time, through the Agents, at the Company’s discretion. The Offered Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Since the Offered Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution.

During the six months ended December 31, 2024, the Company issued the following shares:

i.	On July 8, 2024, the Company closed the acquisition of SFF with payment of 3,575,632 SolarBank common shares (Note 18).

ii.	On September 24, 2024, 55,000 broker warrants were exercised to purchase common shares at $0.75 per share.

iii.	On October 7, 2024, 41,707 Common Shares issued to former SFF directors after closing of acquisition. Refer to note 18.

iv.	On October 11, 2024, 120,000 employee stock options exercised resulting in issuance of 110,448 Common Shares after reductions for a cashless exercise component.

v.	On December 19, 2024, 7,500 RSU’s were exercised to convert to 7,500 common shares.

vi.	During October to December 2024, the Company sold a total of 86,293 Common Shares through at-the-market offerings at an average price of US$2.59 ($3.79) per share for gross proceed of $327,294.

During the six months ended December 31, 2023, the Company issued the following shares:

i.	On September 20, 2023, 55,000 broker warrants were exercised to purchase common shares at $0.75 per share.

ii.	In September 2023, the Company sold a total of 2,200 Common Shares through at-the-market offerings at an average price of $10 per share for gross proceeds of $22,000.

iii.	The Company has entered into share purchase agreements (the “SPAs”) dated October 23, 2023 to acquire control of OFIT GM and OFIT RT for consideration of 278,875 common shares of the Company that were issued on November 1, 2023. See Note 16 for more detail.

25

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

20.	Share Capital (continued)

(c)	Warrants

	Six months ended December 31
	2024	2023
Beginning of the period	7,873,000	7,983,000
Exercised	(55,000)	(55,000)
End of the period	7,818,000	7,928,000

Date granted	Expiry	Exercise price (CAD)	Balance outstanding and exercisable at December 31, 2024
03-Oct-2022	10-Jun-2027	$0.10	2,500,000
01-Mar-2023	01-Mar-2026	$0.75	318,000
01-Mar-2023	01-Mar-2028	$0.50	5,000,000
			7,818,000
Weighted average exercise price			$0.38
Weighted average remaining contractual life			2.85 years

(d)	Stock Options

The Board of Directors has adopted the Share Compensation Plan on November 4, 2022. Under this plan, the aggregate number of common shares that may be reserved and available for grant and issuance pursuant to the exercise of options and settlement of RSUs, each under the Share Compensation Plan, shall not exceed 20% (in the aggregate) of the issued and outstanding Common Shares at the time of granting. The exercise price per common share for an option and RSU granted shall not be less than the market price. Every option and RSU shall have a term not exceeding and shall expire no later than 5 years after the date of grant.

Details of the stock options outstanding as at December 31, 2024 and 2023 are as follows:

	Six months ended
	December 31, 2024	December 31, 2023
Beginning of the period	2,759,000	2,759,000
Granted	-	82,500
Exercised	(120,000)	-
End of the period	2,639,000	2,841,500

Date granted	Expiry	Exercise price (CAD)	Outstanding number of options at December 31, 2024	Exercisable number of options at December 31, 2024
04-Nov-2022	04-Nov-2027	$0.75	2,639,000	1,259,500

During the three and six months ended December 31, 2024, compensation expense related to stock options was $42,102 and $152,769 (2023 - $220,519 and $601,918)

26

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

20.	Share Capital (continued)

(e)	Restricted Stock Units

	Six months ended
	December 31, 2024	December 31, 2023
Beginning and end of the period	265,000	265,000
Exercised	(7,500)	-
End of the period	257,500	265,000

Date granted	Vesting Date	Numbers outstanding and exercisable at December 31, 2024
4-Nov-2022	02-Aug-2023	250,000
13-Mar-2023	12-Mar-2025	7,500
		257,500

During the three and six months ended December 31, 2024, compensation expense related to RSU was $583 and $3,163 (2023 - $6,675 and $6,675)

27

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

21.	Non-Controlling Interest

Summarized financial information for the Company’s subsidiaries that have non-controlling interests is set out below. The amounts are before intercompany eliminations.

As at December 31, 2024	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets (liabilities)	Carrying amount of NCI

2467264 Ontario Inc.	$3,235	$-	$(928,788)	$-	$(925,553)	$44,717
OFIT GM	318,688	4,277,170	(541,847)	(3,997,285)	56,726	(1,648,138)
OFIT RT	120,455	1,816,821	(95,677)	(1,579,410)	262,189	(565,875)
2503072 Ontario Inc.	141,674	5,548,791	(395,823)	(3,693,984)	1,600,658	801,928
2503225 Ontario Inc.	990,593	4,347,131	(710,361)	(3,846,902)	780,461	391,012
2503903 Ontario Inc.	171,587	-	(219,929)	(814,792)	(863,135)	(434,936)
Northern Development Solar 2016	81,934	1,413,517	(542,918)	(1,169,868)	(217,334)	(108,884)
Sunshine Solar Ontario 2016 Inc.	72,136	-	(157,107)	(56,455)	(141,425)	(70,854)
2469780 Ontario Inc.	100,697	1,352,866	(5,559)	(1,399,126)	48,878	24,488
2405372 Ontario Inc.	26,693	55,779	(42,271)	(21,965)	18,236	9,136
2405402 Ontario Inc.	93,639	2,170,209	(701,956)	(568,404)	993,488	477,697
2405514 Ontario Inc	45,985	4,322,339	(168,744)	(2,175,341)	2,024,240	1,014,144
2405799 Ontario Inc.	286,783	1,430,496	(155,567)	(1,900,017)	(338,305)	(169,491)
2467260 Ontario Inc.	44,425	35,110	-	(88,839)	(9,304)	(4,662)
Icarus Whitesand Solar Limited Partnership	372,846	3,609,560	(25,002)	(2,555,016)	1,402,387	210,358
1000234763 Ontario Inc.	2,252,293	18,602,780	(2,850,227)	(13,083,350)	4,921,497	2,451,984
1000234813 Ontario Inc.	699,604	7,329,880	(1,787,302)	(5,332,863)	909,319	455,669
SPN LP7	1,598,443	10,034,805	(130,058)	(5,951,758)	5,551,432	2,781,270
2387276 Ontario Inc.	1,314,645	9,703,216	(236,573)	(7,180,651)	3,600,637	1,803,919
2387282 Ontario Inc.	1,550,864	16,995,841	(605,063)	(11,235,001)	6,706,642	3,363,034
2387281 Ontario Inc.	647,994	3,887,319	(91,404)	(2,976,358)	1,467,551	735,243
2387280 Ontario Inc.	589,909	2,874,351	(49,733)	(2,436,094)	978,433	734,924
2391395 Ontario Inc.	317,150	2,117,861	(2,541)	(1,491,148)	941,322	471,603
	$11,842,272	$101,925,842	$(10,444,450)	$(73,554,627)	$29,769,040	$12,768,286

As at June 30, 2024	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets (liabilities)	Carrying amount of NCI

2467264 Ontario Inc.	$2,343	$-	$(927,790)	$-	$(925,447)	$44,717
OFIT GM	560,757	4,237,485	(770,469)	(4,039,128)	(11,355)	(1,766,009)
OFIT RT	159,990	1,767,508	(98,215)	(1,569,411)	259,872	(639,641)
	$723,090	$6,004,993	$(1,796,474)	$(5,608,539)	$(676,930)	$(2,360,933)

28

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

21.	Non-Controlling Interest (continued)

	Three months ended December 31, 2024		Six months ended December 31, 2024
	Net (loss) income and comprehensive (loss) income	Allocated to NCI	Net (loss) income and comprehensive (loss) income	Allocated to NCI

2467264 Ontario Inc.	$-	$-	$(106)	$-
OFIT GM	(187,622)	(93,999)	(221,120)	(110,781)
OFIT RT	(114,581)	(57,405)	(147,238)	(73,766)
2503072 Ontario Inc. (1)	(189,469)	(94,924)	(292,998)	(146,792)
2503225 Ontario Inc. (1)	(263,779)	(132,153)	(405,690)	(203,250)
2503903 Ontario Inc. (1)	68	34	148	74
Northern Development Solar 2016 (1)	(142,816)	(71,551)	(235,783)	(118,128)
Sunshine Solar Ontario 2016 Inc. (1)	(1,683)	(843)	(1,490)	(746)
2469780 Ontario Inc. (1)	(96,898)	(48,546)	(149,279)	(74,789)
2405372 Ontario Inc. (1)	120	60	261	131
2405402 Ontario Inc. (1)	(149,091)	(74,695)	(264,301)	(132,415)
2405514 Ontario Inc. (1)	(213,863)	(107,145)	(337,102)	(168,888)
2405799 Ontario Inc. (1)	(101,788)	(50,996)	(148,226)	(74,262)
2467260 Ontario Inc. (1)	39	19	86	43
Icarus Whitesand Solar Limited Partnership (1)	(68,798)	(10,320)	(186,688)	(28,003)
1000234763 Ontario Inc. (1)	(45,116)	(22,558)	(84,672)	(42,336)
1000234813 Ontario Inc. (1)	(11,671)	(5,836)	(63,625)	(31,813)
SPN LP7 (1)	(182,368)	(91,367)	(440,594)	(220,738)
2387276 Ontario Inc. (1)	(200,958)	(100,680)	(329,289)	(164,974)
2387282 Ontario Inc. (1)	(252,682)	(126,594)	(64,885)	(32,508)
2387281 Ontario Inc. (1)	(81,048)	(40,605)	(158,338)	(79,327)
2387280 Ontario Inc. (1)	(41,653)	(31,260)	(39,412)	(29,579)
2391395 Ontario Inc. (1)	(51,222)	(25,661)	(109,739)	(54,978)
	$(2,396,879)	$(1,187,025)	$(3,680,080)	$(1,787,825)

(1)	Entity acquired through SFF acquisition. Net income (loss) considered above is for the acquired period of July 8 to December 31, 2024.

	Three months ended December 31, 2023		Six months ended December 31, 2023
	Net (loss) income and comprehensive (loss) income	Allocated to NCI	Net (loss) income and comprehensive (loss) income	Allocated to NCI

2467264 Ontario Inc.	$2,084	$-	$(6,422)	$-
OFIT GM	(92,207)	(46,195)	(92,207)	(46,195)
OFIT RT	(23,668)	(11,858)	(23,668)	(11,858)
Solar Alliance DevCo LLC	34,192	7,023	47,371	7,023
	$(79,599)	$(51,030)	$(74,926)	$(51,030)

29

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

22.	Related Party Balances and Transactions

As at December 31, 2024, included in trade and other payable was $48,506 (June 30, 2024- $124,125) due to directors and other members of key management personnel (Note 11).

As at December 31, 2024, the Company has due to related parties balance of $934,328 relating to amount owed to Berkley Renewables Inc., which has a director that is also a director for the Company. This payable balance is not due within one year from December 31, 2024.

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Administrative Officer.

The remuneration of directors and other members of key management personnel, for the three and six months ended December 31, 2024 and 2023, were as follows:

	Three Months Ended December 31,
	2024	2023
Short-term employee benefits	$619,161	$303,029
Share-based compensation	$72,160	$105,938

	Six Months Ended December 31,
	2024	2023
Short-term employee benefits	$1,322,387	$610,628
Share-based compensation	$144,321	$286,484

Short-term employee benefits include consulting fees and salaries made to key management.

Transactions with related parties, included in trade and other payable, were for services rendered to the Company in the normal course of operations and were measured based on the consideration established and agreed to by the related parties. Related party transactions are made without stated terms of repayment or interest. The balances with related parties are unsecured and due on demand.

30

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

23.	Capital Management

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

	December 31, 2024	June 30, 2024
Long-term debt -non-current portion (Note 16)	$58,006,484	$4,379,169
Shareholders’ Equity	$62,848,951	$18,724,301

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, issuance of equity, or sale of assets. The Company has determined it will have sufficient funds to meet its current operating and development obligations for at least 12 months from the reporting date.

24.	Segment Information

(a)	Reportable segments

As a result of the acquisition of SFF earlier in the year, management has reassessed the determination of its operating and reportable segments. Effective December 31, 2024, the chief operating decision maker, the CEO, evaluates the Company’s financial performance and allocates capital resources based on the following operating and reportable segments: Development and EPC, IPP Production, and Corporate and other activities (previous reportable and operating segments were by geography). The comparative periods have been recast for the change in reportable segments.

Development and EPC consists of development and construction of solar photovoltaic power generation projects and BESS. IPP consists of the operation of solar photovoltaic power facilities. Corporate and other includes corporate activities and the operation and maintenance of power facilities, repairs and reinstallation of power facilities, and non-recurrent solar photovoltaic power generation project related work engaged by customers. None of these operating segments met the quantitative thresholds for reportable segments in fiscal year 2024 and 2025.

31

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

24.	Segment Information (continued)

The revenues from external customers and expenses for the three and six months ended December 31, 2024 and 2023 are as follows:

		Three months ended December 31, 2024
	Development & EPC	IPP Production(1)	Corporate and other activities	Intersegment Elimination	Total
Revenues
Revenue from external customers	$2,692,099	$1,390,665	$13,500	$-	$4,096,264
Intersegment revenue	3,617,997	-	-	(3,617,997)	-
Total Revenue	6,310,096	1,390,665	13,500	(3,617,997)	4,096,264
Cost of sales	(4,263,158)	(2,000,392)	(142,221)	3,617,997	(2,787,774)
Gross profit	2,046,938	(609,727)	(128,721)	-	1,308,490
Operating expenses	(1,690,334)	(618,773)	(578,202)	-	(2,887,309)
Results from operating activities	356,604	(1,228,500)	(706,923)	-	(1,578,819)
Interest income					109,162
Interest expense					(805,639)
Other expense					(13,702)
Fair value change gain					26,052
Current tax expense					(213,437)
Deferred income tax recovery					377,850
Net loss					$(2,098,533)

		Three months ended December 31, 2023
	Development & EPC	IPP Production(1)	Corporate and other activities	Intersegment Elimination	Total
Revenues
Revenue from external customers	$18,496,693	$122,622	$24,490	$-	$18,643,805
Intersegment revenue	-	-	-	-	-
Total Revenue	18,496,693	122,622	24,490	-	18,643,805
Cost of sales	(16,073,064)	(32,480.00)	(36,822.00)	-	(16,142,366)
Gross profit	2,423,629	90,142	(12,332)	-	2,501,439
Operating expenses	(1,674,447)	(1,592)	(1,132,362)	-	(2,808,401)
Results from operating activities	749,182	88,550	(1,144,694)	-	(306,962)
Interest income					75,567
Interest expense					(126,212)
Other income					363,853
Current tax expense					(21,753)
Net loss					$(15,507)

32

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

24.	Segment Information (continued)

		Six months ended December 31, 2024
	Development & EPC	IPP Production(1)	Corporate and other activities	Intersegment Elimination	Total
Revenues
Revenue from external customers	$14,646,488	$5,422,481	$32,616	$-	$20,101,585
Intersegment revenue	10,641,387	-	45,000	(10,686,387)	-
Total Revenue	25,287,875	5,422,481	77,616	(10,686,387)	20,101,585
Cost of sales	(20,567,948)	(4,126,318)	(233,851)	10,686,387	(14,241,730)
Gross profit	4,719,927	1,296,163	(156,235)	-	5,859,855
Operating expenses	(3,425,792)	(1,479,997)	(1,616,760)	-	(6,522,549)
Results from operating activities	1,294,135	(183,834)	(1,772,995)	-	(662,694)
Interest income					328,612
Interest expense					(1,607,970)
Other income					80,988
Fair value change gain					644,688
Current tax expense					(910,977)
Deferred income tax recovery					269,912
Net loss					$(1,857,441)

		Six months ended December 31, 2023
	Development & EPC	IPP Production(1)	Corporate and other activities	Intersegment Elimination	Total
Revenues
Revenue from external customers	$26,121,458	$137,518	$66,090	$-	$26,325,066
Intersegment revenue	-	-	-	-	-
Total Revenue	26,121,458	137,518	66,090	-	26,325,066
Cost of sales	(21,375,536)	(41,973)	(68,916)	-	(21,486,425)
Gross profit	4,475,922	(95,545)	(2,826)	-	4,838,641
Operating expenses	(2,631,982)	(1,592)	(1,941,726)	-	(4,575,300)
Results from operating activities	2,113,940	93,953	(1,944,552)		263,341
Interest income					158,736
Interest expense					(150,293)
Other income					1,735,690
Current tax refund					15,987
Net income					$2,023,461

33

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

24.	Segment Information (continued)

The segment assets, segment liabilities, and other material segment items as at December 31, 2024 and June 30, 2024 are as follows:

As at December 31, 2024	Development & EPC	IPP Production	Corporate and other activities	Total
Total asset	$8,292,531	$167,717,464	$9,334,603	$185,344,598
Total liabilities	3,170,914	98,719,839	20,604,894	122,495,647
Property, plant and equipment	-	38,401,928	34,297	38,436,225

As at June 30, 2024	Development & EPC	IPP Production	Corporate and other activities	Total
Total asset	$9,909,412	$16,996,182	$13,139,266	$39,225,861
Total liabilities	4,600,491	6,468,548	9,432,521	20,501,560
Property, plant and equipment	-	3,407,744	47,179	3,454,923

(1)	Seasonality of operations

The Company’s IPP Production segment is subject to seasonal fluctuations as a result of weather conditions and sunlight. In particular, the amount of sunlight absorbed by the solar panels is adversely affected by winter weather conditions and snow coverings, which occur primarily from November to February. This segment typically has lower revenues and results for the second and third quarters of the year.

(b)	Geographic Information

The Company is currently operating development and construction of solar photovoltaic power generation projects in two principal geographical areas - Canada and United States. The revenues from external customers and non-current assets exclusive of financial instruments (i.e. investment in SFF and the derivative asset) by country for the three and six months ended December 31, 2024 and 2023 are as follows:

	Revenue from external customers		Revenue from external customers
	Three months ended December 31,		Six months ended December 31,
	2024	2023	2024	2023
Canada	$2,018,603	$7,743,618	$8,637,785	$8,079,929
United States	2,077,661	10,900,187	11,463,800	18,245,137
	$4,096,264	$18,643,805	$20,101,585	$26,325,066

	Non-current assets
	December 31, 2024	June 30, 2024
Canada	$141,089,231	$6,528,325
United States	10,621,901	9,762,674
	$151,711,132	$16,290,999

34

SOLARBANK CORPORATION Notes to Condensed Consolidated Interim Financial Statements For the three and six months ended December 31, 2024 and 2023 (Expressed in Canadian Dollars) (Unaudited)

25.	Income Tax

The income tax charge is a result of profits and withholding tax in two jurisdictions which are taxable and cannot be offset by accumulated tax benefits in other jurisdictions. Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the three and six months ended December 31, 2024 was 26.5% (June 30, 2024 - 26.5%).

26.	Earnings per share

The calculation of earnings per share for the three and six months ended December 31, 2024 and 2023 are as follows:

Three months ended	December 31, 2024	December 31, 2023

Net income (loss)	$(2,098,533)	$(15,507)

Basic weighted average number of shares outstanding	30,989,790	27,039,075
Dilution of securities	-	-
Diluted weighted average number of shares outstanding	30,989,790	27,039,075

Loss per share
Basic	$(0.07)	$(0.00)
Diluted	$(0.07)	$(0.00)

Six months ended	December 31, 2024	December 31, 2023

Net income (loss)	$(1,857,441)	$2,023,461

Basic weighted average number of shares outstanding	30,724,579	26,922,629
Dilution of securities	-	10,525,428
Diluted weighted average number of shares outstanding	30,724,579	37,448,058

Loss per share
Basic	$(0.06)	$0.08
Diluted	$(0.06)	$0.05

27.	Goodwill

The Company’s goodwill balance all arise from acquisition of the below subsidiaries.

Entity	Acquisition Date	Goodwill Balance
OFIT GM	November 1, 2023	$289,202
OFIT RT	November 1, 2023	149,555
Solar Flow-Through Funds Ltd	July 8, 2024	37,147,456
		$37,586,213

Refer to note 18 for acquisition of Solar Flow-Through Funds Ltd.

35